                         January 8, 2010

VIA EDGAR AND FACSIMILE

Ms. Kathryn McHale
Staff Attorney
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:           Citizens Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2009
File No. 000-13222

Dear Ms. McHale:

We have received your letter dated December 31, 2009 regarding comments on the above filings.  We appreciate your review and are providing responses to your comments.  To facilitate your review, we have repeated your comments followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibits 31.1 and 31.2

Comment No. 1:

The introductory language in paragraph 4 of your certifications does not reference internal control over financial reporting.  Please amend your Form 10-K to provide certifications that are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Response to Comment No. 1:

As requested, we have filed today an amended Annual Report on Form 10-K for the year ended December 31, 2008 to file corrected certificates as Exhibits 31.1 and 31.2 to the Form 10-K.

Ms. Kathryn McHale
January 8, 2010

Form 10-Q for Quarterly Period Ended September 30, 2009

Management’s Discussion and Analysis

Allowance for Loan Losses, page 27

Comment No. 2:

Please clarify your discussion in future filings to provide the following information related to your non-performing loans and the allowance for loan losses to address the following:

•	Please provide a tabular breakdown of your nonperforming loans by loan category for each period presented.

•	Please discuss the trends leading to the significant increase in nonperforming loans separately for each category.

•
Please expand your disclosure regarding the specific allowance related to these loans to discuss the reasons why such a low specific reserve was required.  Discuss the levels of the collateral value related to theses loans, if applicable and the significance of any trends related to the collateral.  For example, for real estate collateral dependent loans, discuss the trends in real estate values in your market area and discuss specifically how these trends impact your assessment of the necessary level of allowance for loan losses.

•	Please expand your disclosure to discuss the reasons why your level of nonperforming loans has increased but your provision for loan losses does not appear to have increased with the same magnitude.

Response to Comment No. 2:

We will include the requested disclosures in our future filings.

* * * * *

In connection with the above responses, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Kathryn McHale
January 8, 2010

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses or require any additional information, please do not hesitate to call me at (570) 662-8524.
Very truly yours, CITIZENS FINANCIAL SERVICES, INC.

By:	/s/ Mickey L. Jones
Mickey L. Jones
Treasurer (Principal Financial Officer and Principal Accounting Officer)

cc:           Michael Seaman, SEC
Sean P. Kehoe, Kilpatrick Stockton LLP